TIC Solutions, Inc.

200 South Park Road, Suite 350

Hollywood, Florida 33021

March 20, 2026

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Scott Anderegg

Re:	TIC Solutions, Inc.

Registration Statement on Form S-3

File No. 333-294260

Dear Mr. Anderegg:

TIC Solutions, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:30 p.m. Eastern Time on March 24, 2026, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Flora R. Perez of Greenberg Traurig, P.A., at (954) 768-8210 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

TIC Solutions, Inc.

By:	/s/ Kristin Schultes
Name:	Kristin Schultes
Title:	Chief Financial Officer

cc:	Flora R. Perez, Esq.

Brian J. Gavsie, Esq.

Greenberg Traurig, P.A.

[Signature Page to Acceleration Request Letter]